Capital Income Builder, Inc.
333 South Hope Street
Los Angeles, California 90071

Telephone (213) 486-9200
Fax (213) 486-9455

For period ending 04/30/10
File number 811-05085

77C.           The Board of Directors of Capital Income Builder, Inc. presented several proposals to its shareholders.  These measures were designed to increase investment flexibility, streamline fund administration and reduce expenses.  The fund’s shareholder meeting was held November 24, 2009.

The results of the proposals submitted to vote for the Capital Income Builder, Inc. are as follows:

Election of Directors:

Director	Votes For	Votes Withheld
Joseph C. Berenato	1,068,563,064	28,924,582
Robert J. Denison	1,068,534,475	28,953,171
Mary Anne Dolan	1,068,552,714	28,934,932
Joyce E. Gordon	1,068,667,892	28,819,754
R. Clark Hooper	1,068,475,862	29,011,784
Koichi Itoh	1,068,541,670	28,945,976
Merit E. Janow	1,068,497,843	28,989,803
Leonade D. Jones	1,068,484,723	29,002,923
James B. Lovelace	1,068,601,454	28,886,192
Gail L. Neale	1,068,537,372	28,950,274
Robert J. O'Neill	1,068,458,785	29,028,861
Stefanie Powers	1,068,487,807	28,999,839
Christopher E. Stone	1,068,528,377	28,959,269
Steadman Upham	1,068,448,322	29,039,324

Approval of an agreement to reorganize the fund from a Maryland Corporation into a Delaware Statutory Trust:

Votes For	Votes Against	Votes Abstaining*
859,491,935	21,885,355	216,110,356

Approval to update the fund’s fundamental investment policies:
a.	Policy regarding borrowing
b.	Policy regarding issuance of senior securities
c.	Policy regarding underwriting
d.	Policy regarding investments in real estate or commodities
e.	Policy regarding lending
f.	Policy regarding industry concentration
g.	The elimination of certain policies

	Votes For	Votes Against	Votes Abstaining*
3a.	857,296,472	24,533,831	215,657,343
3b.	856,652,775	24,327,969	216,506,902
3c.	857,601,901	22,989,235	216,896,510
3d.	855,811,547	25,623,271	216,052,828
3e.	855,263,228	25,871,500	216,352,918
3f.	858,257,633	22,330,694	216,899,319
3g.	853,993,593	25,355,831	218,138,222

Approval of a policy allowing Capital Research and Management Company to appoint subsidiary advisers to manage the day-to-day investment activities of the fund without additional shareholder approval:

Votes For	Votes Against	Votes Abstaining*
848,608,558	31,220,328	217,658,760

Approval of amendments to the fund’s Investment Advisory and Service Agreement with Capital Research and Management Company:

Votes For	Votes Against	Votes Abstaining*
851,893,791	26,687,677	218,906,178

Approval of a form of Subsidiary Agreement and appointment of subsidiary advisor(s) for the fund:

Votes For	Votes Against	Votes Abstaining*
849,373,518	29,755,780	218,358,348

Approval to consider a proposal submitted by shareholders of the fund that requests the Board of the Fund to “institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violation of human rights:”

Votes For	Votes Against	Votes Abstaining
106,805,150	748,133,964	54,578,874

*Includes broker non-votes.